THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT
of
ZIPHYCARE, LLC

(a New York State Manager-managed LLC)

This Third Amended and Restated Limited Liability Company Agreement ("Agreement") is made and entered into with effect from the 4th day of February 2021 (the "Effective Date") by the individuals listed on Exhibit 1 who shall be known as and referred to collectively herein as "Members" and each individually as a "Member."

WHEREAS, a limited liability company known as Zipnostic, LLC (the "Company") was previously formed pursuant to the New York Limited Liability Company Law and Articles of Organization of the Company were duly filed with the New York Division of Corporations on 16 March 2018; and

WHEREAS, in accordance with the New York Limited Liability Company Law, the Company's Members entered into an Operating Agreement, with effect from the date of formation, to govern operations of the Company and to establish their respective rights and obligations in connection with the same; and

WHEREAS, the initial Operating Agreement of the Company was amended (the "Amended and Restated Operating Agreement") and the Company changed its name to "ZiphyCare, LLC" pursuant to a Certificate of Amendment duly filed with the New York Division of Corporations, both effective February 28, 2020; and

WHEREAS, the Amended and Restated Operating Agreement of the Company was amended to add additional classes of membership units on or about November 19, 2020 in anticipation of a merger with Comprehensive Telemedicine, LLC (the "Second Amended and Restated Operating Agreement");

WHEREAS, the Members wish to amend certain terms of the Second Amended and Restated Operating Agreement to, among other things, facilitate the issuance of an additional class of membership units, as described herein, in anticipation of raising funds necessary for the continuous operations of the Company;

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereby agree as follows:

ARTICLE I
Company Formation and Registered Agent

1.1 Formation. The Company has been formed subject to the provisions of the New York Limited Liability Company Act (the "Act"), as such Act may be amended from time to time. Articles of Organization have been filed with the Secretary of State. The name of the Company is: **ZIPHYCARE, LLC**.

1.2 Registered Office and Agent. The Company has not filed a registered agent or office statement with the New York Department of State Division of Corporations, but may make such filing in the future, if the Company so determines. The registered agent and/or office of this Company may be changed from time to time as the Managers may see fit, by filing a change of registered agent or office statement with the New York Department of State Division of Corporations. It will not be necessary to amend this provision of this Agreement when such changes are made.

1.3 Term. The Company shall continue for a period perpetual, unless dissolved by either (a) a unanimous vote of the Managers; or (b) any event which makes it unlawful for the business of the Company to be carried on.

1.4 Business Purpose. The purpose of the Company is to engage in any lawful act or activity for which a limited liability company may be formed under the Act, including without limitation providing services related to various aspects of telemedicine, tele-medical equipment and hardware, tele-medical connectivity, and related software applications.

1.5 Principal Place of Business. The location of the principal place of business of the Company shall be: 315 West 36th Street, New York, NY 10018, or at such other place as the Managers may from time to time select and designate.

1.6 List of Members. The names and places of residence of each Member are contained in Exhibit 1 of this Agreement.

ARTICLE 2
Capital Contributions and Membership Units

2.1 Initial Contributions. The Members' initial capital contributions to the Company, if any, are described in Exhibit 2 of this Agreement.

2.2 Additional Contributions. Except as provided herein below, no Member shall be obligated to make any additional contribution to the Company's capital unless such contribution is approved by a unanimous vote of Members. Class A Unit holders, as defined herein, shall be required to make capital contributions in such amounts and with such frequency as may be determined by a majority vote of the Managers of the Company, which contributions shall be made pursuant to capital calls.

2.3 Membership Units.

(a) The Company shall issue Membership Units ("Units") to represent each Member's Membership Interest. The total number of Units that the Company is authorized to issue is 14,000,000, comprised of Class A Common Units, Class A-1 Common Units, Class B Profits Units, and Class C Profits Units.

(b) Class A Common Units. The Company is hereby authorized to issue a class of Units designated as Class A Common Units, having the privileges, preference, duties, liabilities, obligations, and rights specified in this Agreement. Class A Common Units shall be entitled to vote on all matters presented to the Company's Members for approval, voting together with Class A-1 Common Units as a single class. Class A Common Units also have a responsibility to make capital contributions pursuant to capital calls made by the Managers. Failure to participate in such capital calls shall result in dilution of equity interest of a non-participating Class A Common Units Member.

(c) Class A-1 Common Units. The Company is hereby authorized to issue a class of Units designated as Class A-1 Common Units, having the privileges, preference, duties, liabilities, obligations, and rights specified in this Agreement. Class A-1 Common Units shall be entitled to vote on all matters presented to the Company's Members for approval, voting together with Class A Common Units as a single class. Class A-1 Common Units have no responsibility to make capital contributions pursuant to any capital call made by the Managers.

(d) Class B Profits Units. The Company is hereby authorized to issue Class B Profits Units to Members, Managers, officers, employees, consultants, and other service providers of the Company (collectively, the "Service Providers"), on such terms and conditions as the Managers may determine in their sole discretion from time to time. In connection with the issuance of Class B Profits Units, the Managers are hereby authorized to negotiate and enter into grant agreements (such agreements, "Grant Agreements") with each Service Provider to whom they grant Class B Profits Units. Each Grant Agreement shall include such terms, conditions, rights, and obligations as may be determined by the Managers, in their sole discretion, consistent with the terms herein.

(i) *The Class B Profits Units are intended to constitute "profits interests", as that term (or any term of similar import) is used in Internal Revenue Service Revenue Procedure 93-27, 1993-2 C.B. 343 and Revenue Procedure 2001-43, 2001-2 C.B. 191, and any successor provisions of the Code, Treasury Regulations, IRS Revenue Procedures or Revenue Rulings, or other administrative notices or announcements, with the intended results that: (A) no compensation or other income shall be recognized by an owner of the Class B Profits Units by reason of the issuance of such Class B Profits Units; and (B) no compensation expense shall be deducted by the Company by reason of the issuance of such Class B Profits Units.*

(ii) The Managers shall designate a threshold value applicable to each Class B Profits Units to the extent necessary to cause such Class B Profits Units to constitute a "profits interest" as provided in this Section, but not less than zero (such value, the "Class B Threshold Value"). The Class B Profits Units to be issued on the date of this Agreement (if any) have a Class B Threshold Value of $600,000. The Class B Threshold Value for each additional Class

B Profits Units issued after the date of this Agreement shall equal the amount that would, in the reasonable determination of the Managers, be distributed with respect to existing Members with respect to their Economic Interests if, immediately prior to the issuance of such additional series if the assets of the Company were sold for their fair market values and the proceeds (net of any liabilities of the Company) were distributed pursuant to Article 12 hereof.

(iii) The Company and each Service Provider who receives Class B Profits Units shall treat such Service Provider as the owner of such Class B Profits Units from the date of their receipt, and the Service Provider receiving such Class B Profits Units shall be eligible to participate in any Company distribution of profits above the Class B Threshold Value, pursuant to the terms of Section 3.2 and Article 12 hereof but shall bear no responsibility for Company loss or expenses. Class B Profits Units shall not be entitled to vote on matters presented to Company Members for approval, except to the extent that the consent of Class B Members is expressly requested by the Company's Managers.

(d) Class C Profits Units. The Company is hereby authorized to issue Class C Profits Units to Service Providers (as defined in Section 2.3(c)(i) above), on such terms and conditions as the Managers may determine in their sole discretion from time to time. In connection with the issuance of Class C Profits Units, the Managers are hereby authorized to negotiate and enter into Grant Agreements (as such term is defined in Section 2.3(c)(i) above) with each Service Provider to whom they grant Class C Profits Units. Each Grant Agreement shall include such terms, conditions, rights and obligations as may be determined by the Managers, in their sole discretion, consistent with the terms herein.

(i) *The Class C Profits Units are intended to constitute "profits interests", as that term (or any term of similar import) is used in Internal Revenue Service Revenue Procedure 93-27, 1993-2 C.B. 343 and Revenue Procedure 2001-43, 2001-2 C.B. 191, and any successor provisions of the Code, Treasury Regulations, IRS Revenue Procedures or Revenue Rulings, or other administrative notices or announcements, with the intended results that: (A) no compensation or other income shall be recognized by an owner of the Class C Profits Units by reason of the issuance of such Class C Profits Units; and (B) no compensation expense shall be deducted by the Company by reason of the issuance of such Class C Profits Units.*

(ii) The Managers shall designate a threshold value applicable to each Class C Profits Units to the extent necessary to cause such Class C Profits Units to constitute a "profits interest" as provided in this Section, but not less than zero (such value, the "Class C Threshold Value"). The Class C Profits Units to be issued on the date of this Agreement (if any) have a Class C Threshold Value of $600,000, as may be amended from time to time. The Class C Threshold Value for each additional Class C Profits Units issued after the date of this Agreement shall equal the amount that would, in the reasonable

determination of the Managers, be distributed with respect to existing Members with respect to their Economic Interests if, immediately prior to the issuance of such additional series if the assets of the Company were sold for their fair market values and the proceeds (net of any liabilities of the Company) were distributed pursuant to Article 12 hereof.

(iii) The Company and each Service Provider who receives Class C Profits Units shall treat such Service Provider as the owner of such Class C Profits Units from the date of their receipt, and the Service Provider receiving such Class C Profits Units shall be eligible to participate in any Company distribution of profits above the Class C Threshold Value, pursuant to the terms of Section 3.2 and Article 12 hereof but shall bear no responsibility for Company loss or expenses. Class C Profits Units shall not be entitled to vote on matters presented to Company Members for approval, except to the extent that the consent of Class C Members is expressly requested by the Company's Managers.

(e) Authorization of Additional Units. The Company may authorize additional Units only with the written consent of, and with terms and conditions approved by, a majority vote of the Managers. The Company may authorize additional Units to be segregated into a special pool designated for future investors.

(f) Certification of Units. The Board in its sole discretion may, but shall not be required to, issue certificates to the Members representing the Units held by such Member. In the event that the Board shall issue certificates representing Units, then in addition to any other legend required by applicable law, all certificates representing issued and outstanding Units shall bear a legend substantially in the following form:

THE UNITS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY OPERATING AGREEMENT, AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE UNITS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH COMPANY OPERATING AGREEMENT.

THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER.

The number of issued and outstanding Units as of the date hereof is as described in Exhibit 1 of this Agreement.

ARTICLE 3
Profits, Losses and Distributions

3.1. Profits/Losses. For financial accounting and tax purposes, the Company's net profits, or net losses shall be determined by the Company's accountant on an annual basis. Net profits and losses shall be allocated exclusively to the Company's Members, pursuant to the terms of this Agreement. Each Member shall be allocated a share of profits and losses in proportion to a fraction, the numerator of which is the number of Units held by such Member, and the denominator of which is the total number of issued and outstanding Units of the Company as of the date of allocation. Annual accounting shall be provided to each Member in writing.

3.2. Distributions. The Managers shall determine Available Funds, as defined herein below, annually, and shall distribute Available Funds to Members, as and when the Managers exercising reasonable discretion may deem appropriate, in proportion to each Member's relative percentage of total aggregate Units held as at the date of distribution, pursuant to the terms hereof and applicable law. For the purposes of this Agreement, "Available Funds" shall mean the net cash of the Company available after appropriate provision for expenses and liabilities, as determined by the Managers in consultation with the Company's accountant.

3.3 Discretion of Managers. The Managers shall have sole discretion regarding the amounts and timing of distributions to Members, including to decide to forego payment of distributions in order to provide for the retention and establishment of reserves of, or payment to third parties of, such funds as they deem necessary with respect to the reasonable business needs of the Company (which needs may include the payment or the making of provision for the payment when due of the Company's obligations, including, but not limited to, present and anticipated debts and obligations, capital needs and expenses, the payment of any management or administrative fees and expenses, and reasonable reserves for contingencies).

3.4. Pro-Rata Nature of Distributions. All distributions shall be made to the Members pro rata in proportion to their holdings in the aggregate of Class A Common Units, Class A-1 Common Units, Class B Profits Interests, and Class C Profits Units.

3.5. Change of Control. Notwithstanding the foregoing, in the event of a sale of Company assets or Units that results in a Change of Control and cash payment of purchase price to the Company, a Distribution of such purchase price, less any associated transaction costs and expenses, including without limitation payment of professional service fees and taxes, shall be made to the Members in accordance with Section 3.2 (c) hereof. For the purpose of this Section, "Change of Control" shall mean any transaction or series of transactions which results in any person or entity other than one which is a Member of the Company as of the date hereof, owning (i) a majority of the outstanding Units of the Company; or (ii) a majority of the assets of the Company, by value.

ARTICLE 4
Members

4.1. Membership. The Company's membership as of the Effective Date of this

Agreement consists of the individuals set forth on Exhibit 1.

4.2. Admission of New Members. Any new Member may only be admitted upon the approval of a unanimous vote of the Managers, and the new Member signing of the Joinder agreement agreeing to the terms of this Agreement, as amended from time to time. No signature of other Members shall be required for such Joinder agreement.

4.3. Registrar of Members. The Company's current membership shall be reflected on a Register of Members maintained at the Company's principal place of business, as set forth in Section 1.6 hereof, a copy of which Register shall be made promptly available to any Member upon request. Registrar shall be maintained in an electronic format.

4.5. Annual and Special Meeting of Members.

(a) A meeting of Members shall be held annually on the second Wednesday in February of each year at 10:00 am EST or at such other date and time as shall be determined by the Members for the purpose of the transaction of such business as may come properly before the meeting. In cases when an annual meeting is not practical, written agenda and resolutions proposed and approved by the Managers of the Company can be distributed to the Members for their review.

(b) Special meetings of Members, for any purpose or purposes, may be called by the Members at the request of Members holding at least ten (10) percent of total Units in the Company. The place of meeting of the Members shall be at the principal office of the Company, unless another place within the State of New York is designated by the Managers.

(c) Written notice stating the place, day, and hour of any meeting of Members and, if a special meeting, the purpose, or purposes for which the meeting is called, shall be delivered not less than ten (10) nor more than thirty (30) days before the date of the meeting, either personally or by mail, by or at the direction of the Managers, to each Member. However, if a meeting in person is impracticable, within five (5) days of such scheduled meeting, the Managers shall notify Members that agenda and proposed resolutions will be circulated electronically.

(d) A waiver of notice of meeting signed by a Member entitled to receive such notice, whether given before, at, or after the time of the meeting as stated in such notice, shall be equivalent to the proper giving of such notice. Meetings of Members shall be chaired by a Member appointed for such purpose by majority vote of the Members in attendance at the relevant meeting.

4.6. Actions of Members by Written Consent. Any action required or permitted to be taken at a meeting of Members may be taken without meeting by written consent of the Members entitled to vote. Electronic and scanned signatures of such members shall be acceptable as real signatures for purposes of resolutions and such consents.

4.7. Voting of Members. For the purpose of votes of Members, as required or permitted by this Agreement, each Member shall have one vote per Unit held by such Member in the Company. Further, a "majority vote" or "majority of Members" means a vote of Units in this Company representing more than 50% of all Units in the Company entitled to vote and a majority of Members, so defined, may except as otherwise set forth herein approve any item of business

brought before the Membership for a vote. A vote of Members, whether in person or by written consent, shall require a quorum, which shall be such Members as hold a simple majority of Units in the Company which are entitled to vote.

4.8. Actions Requiring a Vote of Members. For the purpose of this Agreement, the expression "vote of Members" shall mean vote of Members entitled to vote. In addition to any other actions requiring a vote of Members as may be elsewhere set forth in this Agreement, the actions requiring the approval of a vote of Members shall be as follows:

(a) appointment of a Manager upon a vacancy in such position, pursuant to Section 5.1(a) hereof, shall require a majority vote of Members; and

(b) an amendment of the terms of this Operating Agreement, as required pursuant to Section 402 of the NYS Limited Liability Company Law, except for those amendments expressly permitted by Section 2.3(e), or otherwise by the terms of this Agreement.

4.9. Non-Liability of Members. No Member of the Company shall be personally liable for the expenses, debts, obligations, or liabilities of the Company, or for claims made against it.

4.10. Reimbursement for Organizational Costs. Members shall be reimbursed by the Company for organizational expenses paid by the Members. The Company shall be authorized to elect to deduct organizational expenses and start-up expenditures ratably over a period of time as permitted by the Code and as may be advised by the Company's tax advisor.

4.11. Termination of Membership Interest. Any Member's unvested Membership Interest may be terminated at any time whatsoever (with or without cause) upon a majority vote of Managers. Any such termination shall be considered a withdrawal of such Member pursuant to Article 11 (Dissociation).

4.12. Compensation. Members shall not be paid as Members of the Company for performing any duties associated with such Membership, including management of the Company. Members may be paid, however, for any services rendered in any other capacity for the Company, whether as officers, employees, independent contractors or otherwise, subject to applicable law.

ARTICLE 5
Management

5.1 Management of the Business. Votes of Managers. The Company shall be managed on a day to day basis by its Managing Members ("Managers"). The Company shall have no less than three (3) Managers. The names and places of residence of the Managers are attached as Exhibit 3 of this Agreement. The Managers shall be elected by a vote of at Members holding at least 75% of all issued and outstanding Membership Units in the Company and each Manager elected shall continue to serve as Manager until removed by a vote of Members holding at least 75% or all issued and outstanding Membership Units in the Company, or such Manager's voluntary resignation submitted to the Company in writing, or death. Managers shall be authorized to delegate some or all their responsibilities to a third-party manager, on such terms as the Managers may unanimously agree. For the purpose of votes of Managers as required or permitted

by this Agreement, each Manager shall have one vote per Unit held. All decisions and actions of the Managers must be approved by a majority vote of Managers. For the purposes of this Agreement, "a majority vote of Managers" means a vote of at least 51% of all issued and outstanding Membership Units held by Managers. Any action required or permitted to be taken at a meeting of Managers may be taken without meeting by unanimous written consent of the Managers.

5.2 Power and Authority of Managers.

(a) The Managers are authorized on the Company's behalf to make any and all decisions as to the day-to-day operations of the Company, including but not limited to the following, in connection with which no action on the part of Members shall be required: (i) the development and execution of the Company's business, product and marketing strategy; (ii) the hiring and firing of employees and consultants, including but not limited to professional advisors; (iii) the opening, maintenance and closing of bank accounts; (iv) Company financing and capitalization; (v) sale, lease or other disposition of the Company's assets; (vi) the purchase or other acquisition of assets of all kinds; (vii) the management of all or any part of the Company's assets, including but not limited to the insuring of such assets; (viii) the borrowing and repayment of money and the granting of security interests in the Company's assets; and (ix) bringing and defending suit, and the compromise or release of any of the Company's claims or debts.

(b) The Managers are also authorized on the Company's behalf to make decisions as to the following, in connection with which no action on the part of Members shall be required: (i) the adopting, amending, restating, or revoking of the Company's Articles of Organization or this Agreement, *provided, however, that no adoption, amendment, or revocation which negatively affects the rights granted by to a particular class of Members by the Company's Articles of Organization or this Agreement shall be made without the approval of a majority vote of all Members*; (ii) approval of the dissolution of the Company; (iii) approval of the sale, exchange, lease, mortgage, pledge, or other transfer of all or substantially all of the assets of the Company; (iv) approval of a merger or consolidation of the Company with or into another limited liability company or foreign limited liability company.

(c) In the exercise of management powers, the Managers are each independently authorized to execute and deliver all: (i) contracts, conveyances, assignments, leases, sub- leases, and licenses; (ii) checks, drafts, and other orders for the payment of the Company's funds; (iii) promissory notes, loans, security agreements and other similar documents; and (iv) all other instruments of any other kind relating to the Company's affairs, whether like or unlike the foregoing.

(d) All decisions, approvals, and authorizations of Managers shall be decided by a majority vote of Managers.

5.3 Reimbursement and Compensation. The Company shall reimburse the Managers for all direct out-of-pocket expenses incurred in good faith by them in managing the Company, upon presentation to the Company of a valid receipt or other documentation reasonably evidencing the expense. Managers shall be entitled to receive salaries or other compensation for their services to the Company.

5.4 Company Information. Upon request, the Managers shall supply to any Member information regarding the Company or its activities. Each Member or his authorized representative shall have access to and may inspect and copy all books, records and materials in the Manager's possession or control regarding the Company or its activities. The exercise of the rights contained in this paragraph 5.4 shall be at the requesting Member's expense.

5.5 Exculpation. Any act or omission of a Manager, the effect of which may cause or result in loss or damage to the Company or the Members if done in good faith to promote the best interests of the Company, shall not subject the Manager to any liability to the Members.

5.6 Liability of Managers. No Manager shall be personally responsible for any debts, liabilities, or obligations of the Company solely by reason of being a Manager. All debts, obligations, and liabilities of the Company, whether by contract or not, other than those arising from a Manager's unauthorized acts, fraud, or willful misrepresentation, shall belong solely to the Company.

5.7. Death of a Manager. In the event of the death of a Manager, such Manager's management interest in the Company shall automatically cease and shall NOT transfer to a third party by virtue of such Manager's death. Notwithstanding the foregoing, any Membership Interest that may have been held by such Manager, together with such economic interests as may attach to such Membership Interest, shall form part of the deceased Manager/Member's estate, and may be transferred to a third party as part of same. Recipient of the Manager/Member's Membership Interest shall have no management interest in the Company unless subsequently duly elected as Manager by a vote of Members pursuant to the terms of this Agreement.

ARTICLE 6
Books and Records; Reporting

6.1 Books. The Managers shall maintain complete and accurate books of account of the Company's financial affairs at the Company's principal place of business, and shall make them available for inspection by any Member, at such Member's sole cost and expense, at any time during normal business hours, upon reasonable advance notice, but no more frequently than once annually, unless an inspection reveals irregularities, in which case a subsequent inspection may be performed within six months of the inspection at which irregularities were revealed. Such books shall be kept on such method of accounting as the Managers shall select. The Company's accounting period shall be the calendar year.

6.2. Members' Accounts. The Company shall maintain separate capital and distribution accounts for each Member. Each Member's capital account shall be determined and maintained in the manner set forth in Treasury Regulation 1.704- l(b)(2)(iv) and shall consist of his initial capital contribution increased by: (i) any additional capital contribution made by him; and (ii) credit balances transferred from his distribution account to his capital account; and decreased by: (x) distributions to him in reduction of Company capital; and (y) the Member's share of Company losses, if any, if charged to his capital account. A record of each Member's capital account shall be maintained at the Company's principal place of business and the Company shall make such records available for inspection by any Member at any time during normal business hours, upon reasonable advance notice.

6.3 Reports. The Managers shall close the books of account after the close of each calendar year and shall within a reasonable period prepare and provide each Member a statement of such Member's share of income and expense for income tax reporting purposes.

6.4. Records. The Managers shall cause the Company to keep at its principal place of business the following:

(a) a current list in alphabetical order of the full name and the last known street address of each Member, as well as any other electronic ledgers of the company's Members accounting for their ownership of the Units and ownership percentages, adjusted periodically in accordance to dilution;

(b) a copy of the Articles of Organization and the Company Operating Agreement and all amendments;

(c) copies of the Company's federal, state, and local income tax returns and reports, if any, for the three most recent years; and

(d) copies of any financial statements of the Company for the three most recent years.

ARTICLE 7
Dispute Resolution

7.1 Good Faith Negotiation. The Members agree that in the event of any dispute or disagreement solely between or among any of them arising out of, relating to, or in connection with this Agreement or the Company or its organization, formation, business, or management, the Members shall use their best efforts to resolve such dispute or disagreement by good-faith negotiation and mutual agreement. The Members shall meet at a mutually convenient time and place to attempt to resolve any such dispute.

7.2 Written Demand. In the event that a dispute between or among Members cannot be resolved by good- faith negotiations pursuant to paragraph 7.1 above, within either (a) twenty-one (21) days from the commencement of such negotiations, or (b) thirty (30) days from delivery of a written demand by a Member to the remaining Member(s) requesting such negotiations, as the case may be, then the Members shall submit such dispute to a mediation procedure that shall be selected by the Members involved in such dispute.

7.3 Mediation. If the Members are unable to resolve such dispute through the mediation procedure selected by them, or if the Members fail to agree to a mediation procedure within twenty- one (21) days from a written request from a Member involved in such dispute for the same, then any Member involved in such dispute may bring an action or proceeding in any court having jurisdiction thereof and each Member shall and does waive its right to trial by jury and its rights to consequential, special and/or punitive damages in connection therewith.

7.4 Jurisdiction and Venue. The Members agree that this Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to the principles of conflict of laws, and the venue of any arbitration or court proceeding solely between or among any of the Members arising out of, relating to, or in connection with this Agreement or the Company or its organization, formation, business, or management, shall be located within New York County, New York.

ARTICLE 8
Indemnification

8.1 Indemnification. The Company shall indemnify any person who was or is a party defendant or is threatened to be made a party defendant, in a pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a Member of the Company, Manager, employee or agent of the Company, or is or was serving at the request of the Company, for all reasonable expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the Members determine that he/she acted in good faith and in a manner he/she reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action, suit or proceeding, has no reasonable cause to believe his/her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of "no lo contendere" or its equivalent, shall not in itself create a presumption that the person did or did not act in good faith and in a manner which he/she reasonably believed to be in the best

interest of the Company, and, with respect to any criminal action, suit or proceeding, had reasonable cause to believe that his conduct was lawful.

ARTICLE 9
Transfers

9.1 Compliance with Securities Laws. No Units have been registered under the Securities Act or under any applicable state securities laws. A Member may not transfer, assign, pledge, create a security interest in or otherwise dispose of any or all Units, except upon compliance with the applicable federal and state securities laws. The Managers shall have no obligation to register any Units under the Securities Act or under any applicable state securities laws, or to make any exemption therefrom available to any Member.

9.2. Transfer of Units. Admission of a Substitute Member.

(a) Subject to the requirements of Section 9.1, a Member may transfer Units and give the transferee the right to become a Member only after the following terms and conditions have been satisfied:

(i) the Managers of the Company shall have unanimously consented in writing to the admission of the Substitute Member, which consent may be arbitrarily withheld; and

(ii) the transferor and transferee shall have complied with such other requirements as the Managers may reasonably impose, including the conditions that the transferee adopt and approve in writing all the terms and provisions of this Agreement by signing a Joinder agreement.

9.3 Death or Incompetency of a Member who is Natural Person. Upon the death, insanity, or incompetency of a Member who is a natural person, as certified by a duly licensed medical professional, such Member's successors, executors, administrators or legal representatives shall have all the rights of a Member (except as provided by the last sentence of this Section 9.3) for the purpose of settling or managing such Member's estate, including such power as such Member possessed to substitute a successor as a transferee of such Member's interest in the Company and to join with such transferee in making the application to substitute such transferee as a Member. However, such successors, executors, administrators, or legal representatives will not have the right to become a Substitute Member in the place of their predecessor in interest unless the Managers shall unanimously so consent. Absent such consent of the Managers, the Member's successor, executor, administrator, or legal representative shall possess an Economic Interest but shall not be admitted as a Substitute Member.

9.4 Disposition Not in Compliance with This Article is Void. Any attempted Disposition of a Membership Interest, or any part thereof, not in compliance with the Article shall be void when made and ineffectual and shall not bind the Company.

9.5 Right of First Refusal. If any Member (the "Selling Member") desires to sell all or part of the Selling member's Units, such Selling Member shall give notice ("Notice") to the

other Members (the "Other Members"), which notice shall include a copy of the bona fide third-party offer (the "Offer").

(a) Each Other Member shall have a non-assignable first option, for a period of thirty (30) calendar days following the giving of Notice (the "First Option Period"), to purchase, at the price and upon the terms and conditions set forth in the Offer, up to *a pro rata* amount of the Units specified in the Notice based upon the proportion of the Units owned by such Other Member to the total of the Units owned by all of the Other Members. In the event that a portion of the Units subject to the Offer remains unpurchased by the Other Members upon the expiration of the First Option Period, each Other Member, if any, who has fully exercised its option to purchase a portion of the Selling Member's Units shall have an additional ten (10) calendar days from the expiration of the first Option Period (the "Additional Option Period") to exercise an option to purchase, at the price and upon the terms and conditions set forth in the Offer, up to *a pro rata* amount of the remaining unpurchased Units based upon the proportion of the Units owned by such Other Member to the total Units owned by all of the Other Members who have fully exercised their first options. The procedure described in the immediately preceding sentence shall be repeated until such time as all of the offered Units have been purchased or until the Additional Option Period has expired.

(b) If the Other Members exercise their options under this Section 9.5 so as to purchase all of the Units specified in the Notice, the closing for the payment of all purchases and sales of Units pursuant to such exercises shall take place within ninety (90) calendar days following such exercises or on such other date as the parties may agree.

(c) If the Other Members do not exercise their options under Section 9.5(b), or if the exercise of all of such options shall result in a portion of the Selling Member's Units subject to the Offer remaining unpurchased by the Other Members, the exercise of such options shall be deemed *null and void*, and the Selling Member shall be entitled, for a period of sixty (60) days following the expiration of all of the option periods described in Section 9.5 (b), to (i) sell no less than all of the portion of the Units subject to the Offer in accordance with and pursuant to the Offer and subject to all of the requirements and provisions of this Company Agreement. If such sale does not take place within such sixty (60) day period, the Offer shall be deemed to have expired and be of no force and effect, and any subsequent offer shall be subject to the terms of this Section 9.5.

(d) In the event of a Member's bankruptcy or other involuntary transfer of interest, such as a creditor obtaining a lien or a charging order against a Member's Units, this act shall constitute a material breach of this Agreement by such Member. The creditor or claimant shall only be considered an Assignee and possess and Economist Interest but shall have no right to become a Member or have rights to participate in the affairs of the Company nor have the right to participate as a Member or Member in any regard.

ARTICLE 10
Restrictive Covenants; Confidentiality

10.1 Restrictive Covenants.

(a) During the term of a Member's membership in the Company, and for a period of

three (3) years thereafter, other than through the Company, no Member nor any of its Affiliates, except as provided below, shall, without unanimous approval of the Managers, directly or indirectly own, manage, operate, control or participate in any manner in the ownership, management, operation or control of, or serve as a partner, employee, principal, agent, consultant or otherwise contract with, or have any financial interest in, or aid or assist any other person or entity that is a direct or indirect competitor of the Company.

(b) Each Member hereby covenants and agrees that, during the term of a Member's membership and for a period of three (3) years thereafter, such Member shall not, directly or indirectly, urge, induce, entice or in any manner whatsoever solicit the employees or contractors or agents of the Company to leave the Company's employ and affiliation.

(c) Each Member hereby acknowledges and agrees that any breach or threatened breach of the provisions of this Section 10.1 hereof will result in irreparable harm and injury to the Company and that monetary damages will not provide an adequate remedy to the Company. Accordingly, each Member hereby agrees that in the event of a breach or threatened breach of the provisions of this Section 10.1, the Company shall be entitled to: (a) a temporary restraining order, preliminary injunction and permanent injunction to enjoin such breach or threatened breach; (b) an accounting for any and all monies, earnings, profits and other benefits that the breaching party has derived or received, directly or indirectly, as a result of such breach or threatened breach; and (c) recover from the breaching party the reasonable attorneys' fees and costs incurred by the Company in enforcing the provisions of this Section 10.1. The breaching party further agrees that in the event of a breach or threatened breach of the provisions of this Section 10.1, the restrictions set forth in this Section 10.1 shall be extended during the period of any breach or threatened breach by the breaching party. The rights and remedies set forth herein are cumulative and shall be in addition to any other rights or remedies to which a party may be entitled.

(d) If any court or tribunal of competent jurisdiction determines that the duration, geographical limit, or any other aspect of the restrictive covenants set forth in this Section 10.1. is unenforceable in accordance with its terms, such covenant shall not terminate; instead, such covenant shall be deemed amended to the extent required to render it valid and enforceable in such jurisdiction and such court or tribunal is hereby authorized and directed to amend the restrictive covenants set forth in this Section 10.1 only to the least extent that such court or tribunal determines such an amendment is necessary to make it valid and enforceable in said jurisdiction.

10.2 Confidentiality. For the purposes of this Agreement, "Confidential Information" shall mean all types of intellectual property, proprietary data, trade secrets, and confidential information of the Company, or given by any Member to any other Member or the Company, which is not legitimately in the public domain, including, but not limited to, the terms and conditions of this Agreement, any works, idea, discoveries, or inventions which by their nature are eligible for copyright, trademark, or patent protection, all business strategies or plans, compensation or financial information or projections, client lists, s, know-how, techniques, processes, and all other information, documents or materials, owned or possessed by the Company or relating to the business of the Company, whether in tangible form, oral or written, visual or fixed in any tangible medium of expression. Notwithstanding the foregoing, Confidential Information shall not include information which is required to be made available pursuant to a subpoena and/or other legal process or tax filings. Each Member acknowledges a duty and

obligation of confidentiality owed to the Company and to the other Members. No Member shall, nor shall any trustee, director, shareholder, officer, member, manager, employee, representative or agent of any Member, at any time hereafter, disclose or make accessible to anyone, use or modify for any purpose other than the Company's business, or copy or retain in writing or any other medium, without the unanimous written consent of the other Members, any Confidential Information of the Company.

10.3. Each Member hereby acknowledges, covenants, and agrees that:

(a) the Confidential Information is the property of the Company or another Member, as the case may be, that it, he or she shall not duplicate or make use of any such Confidential Information other than in the pursuit of the Company's business;

(b) upon demand of the Company or any Manager for any reason, it, he, or she shall deliver to the Company or to the requesting Manager, as the case may be, without further demand, Confidential Information that is in a tangible, written, or visual form, or otherwise fixed in any tangible medium of expression, which are then in its, his, or her possession; and

(c) each Member's attorneys and advisors shall be allowed to review and retain the Confidential Information in their representation of such Member.

Notwithstanding anything to the contrary otherwise contained herein, for benchmarking, financing, and other purposes, Managers may use and disclose Confidential Information as long as such is not specifically identifiable to the Company or Company's clients.

10.4. Survival. The terms of this Section 10 shall survive the termination or expiration of this Agreement and the Withdrawal of any Member from the Company.

ARTICLE 11
Dissociation of a Member

11.1 Disassociation. A person shall cease to be a Member upon the happening of any of the following events:

(a) Resignation or withdrawal of the Member;

(b) a Member bankruptcy;

(c) in the case of a Member who is a natural person, the death of the Member or the entry of an order by a court of competent jurisdiction adjudicating the Member incompetent to manage the Member's personal estate;

(d) in the case of a Member that is a corporation, company or partnership, the filing of a certificate of dissolution, or its equivalent, for the corporation or the revocation of its charter;

(e) in the case of a Member that is a trust or who is acting as a Member by virtue of being a trustee of a trust, the termination of the trust (but not merely the substitution of a new

trustee);

(f) in the case of a Member that is an estate, the distribution by the fiduciary of the estate's entire interest in the Company; and

(g) in the case of deemed withdrawal pursuant to Section 4.8 of this Agreement.

11.2 Resignation or Withdrawal of a Member. *No Member shall have the right to resign or withdraw from the Company at any time prior to the dissolution and winding up of the Company, except upon majority vote approval of the Managers or as otherwise expressly permitted by this Article 11*. If a Member withdraws or resigns as a Member in violation of this Section 11.2, such Member hereby agrees that such withdrawal or resignation shall constitute a breach of this Agreement. In the event that the Act or a final court ruling entitles the Member to receive a distribution upon withdrawal in violation of this Section 11.2, such distribution shall be equal to the Member's Capital Account. The foregoing represents the parties' reasonable best efforts to determine the damages that would stem from a Member's breach of this Section 11.2. The Company may offset any damages due to such a breach against any amounts otherwise distributable to such Member. No assessment of damages shall account for or be based on the volume or value of business generated by such Member.

ARTICLE 12
Dissolution and Winding Up; Distributions Upon Liquidation

12.1 Dissolution. The Company shall be dissolved without further action by the Members and its affairs wound up upon the unanimous written consent of the Managers.

12.2. Effect of Dissolution. Upon dissolution, the Company shall not be terminated and shall continue until the winding up of the affairs of the Company is completed and articles of dissolution have been filed with the Department of State of New York.

12.3 Winding Up and Articles of Dissolution. The winding up of the Company shall be completed when all debts, liabilities and obligations of the Company have been paid and any remaining assets of the Company have been distributed to the Members. Within ninety (90) days following the dissolution and commencement of the winding up of the Company, articles of dissolution shall be filed with the Department of State of New York.

12.4. Liquidation. Notwithstanding any rules regarding distributions otherwise contained herein, if the Company is dissolved, the Company shall be liquidated in accordance with the Act and the proceeds of such liquidation shall be distributed in the following order of priority:

(a) *First*, to the payment of all of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(b) *Second*, to the establishment of and additions to reserves that are determined by the Board in its sole discretion to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company;

(c) *Third*, to all Class A, Class A-1, and Class C Members in the amount of their respective Capital Contributions, and then to all of the Members in the same manner as Distributions are made under Section 3.2(c).

ARTICLE 13
Certain Definitions

For the purposes of this Agreement, unless the context clearly indicates otherwise, the following terms shall have the following meanings:

"Code" shall mean Internal Revenue Code (26 U.S.C.) as amended.

"Disposition" shall mean any sale, assignment, exchange, mortgage, pledge, grant, hypothecation or other transfer, whether absolute or as security or encumbrance (including dispositions by operation of law.)

"Economic Interest" shall mean the right to receive allocations of profits and losses, distributions, and returns of capital and a distribution of assets upon a dissolution of the Company.

"Membership Interest" shall mean a Member's Economic Interest and Voting Right which shall be represented by Units of the Company.

"Securities Act" shall mean the Securities Act of 1933, as amended.

"Substitute Member" shall mean a transferee of an Economic Interest who has been admitted to all of the rights of membership pursuant to Section 9.2 of this Agreement.

"Voting Right" shall mean the right of a Member to vote on any matter and to grant or withhold consent or approval of actions of the Company, pursuant to the terms of this Agreement and applicable law.

Signed and agreed effective the 4th day of February 2021.

[signature page to follow]

____

GENNADY UKRAINSKY, MD Member and Manager

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RADA SUMAREVA, DDS Member and Manager

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DANIEL KOGAN, Member and Manager

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ALEXANDRA STCHASTLIVTSEVA, Member and Manager

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BORIS KHODORKOVSKY, Member

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LAURA GERETY, Member

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CAMILLE LINSON, Esq. Member

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ARNOLD LEE, MD Member

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SETH COHEN, MEMBER

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KERRY GIBSON, MEMBER

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SERGEI KUZNETSOV, MEMBER

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MAREK BARANOWSKI, MEMBER

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NINA MAXIMOVA, MEMBER

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TIMUR BELINSKY, MEMBER

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REBECCA STAFFORD, MEMBER

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DMITRIY VAKHRUSHEV, MEMBER

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STEPHANIE COHEN, MEMBER

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DIMITRIY GOLOBORODSKIY, MEMBER

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Steve Arnold, MD, MEMBER

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BORIS SAGALOVICH, MD Member

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MICHAEL D. WOLF, Member

EXHIBIT 1

LISTING OF MEMBERS AND UNIT HOLDINGS

The list of Members and their respective unit holdings shall be set forth in the Company ledger, maintained at the Company's principal place of business, as set forth at Section 1.6 hereof.

EXIBIT 2

CAPITAL CONTRIBUTIONS OF MEMBERS

Pursuant to ARTICLE 2, the Members' capital contributions are as set forth in the Company ledger, maintained at the Company's principal place of business, as set forth at Section 1.6 hereof.

EXHIBIT 3
LIST OF MANAGERS
(As of the date of this Agreement)

Daniel Kogan
Address redacted

Alexandra Stchastlivtseva
Address redacted

Rada Sumareva, D.D.S.
Address redacted

Gennady Ukrainsky, M.D.
Address redacted